

SECU 07001724 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SEC Mail Processing Section
RECEIVED
JUN 01 2007
WASH. D.C.
186

NAME OF BROKER-DEALER: FORTUNE CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

761 EAST EL CAMINO REAL
(No. and Street)

SUNNYVALE (City) CALIFORNIA (State) 94087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANCES CHANG (650) 960-1473
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUE S. M. CHOW, CERTIFIED PUBLIC ACCOUNTANT
(Name – *if individual, state last, first, middle name*)

10050 N. WOLFE ROAD, SW1-261, CUPERTINO (Address) (City) CA (State) 95014 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCES CHANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTUNE CAPITAL PARTNERS, INC., as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Frances Chang
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Santa Clara

On May 25, 2007 before me, Michaela Cervantes, notary Public,
(Date) (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Frances Chang
(Name(s) of Signer(s))

☐ personally known to me

☒ (or proved to me on the basis of satisfactory evidence)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


MICHAELA CERVANTES
COMM. #1495339
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
Comm. Exp. JUNE 18, 2008

Place Notary Seal Above

WITNESS my hand and official seal.

Michaela Cervantes
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________


RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): __________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________


RIGHT THUMBPRINT OF SIGNER
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FORTUNE CAPITAL PARTNERS, INC.

(A DEVELOPMENT STAGE COMPANY)

ANNUAL AUDITED REPORT

MARCH 31, 2007

SUE S.M. CHOW
Certified Public Accountant

FORTUNE CAPITAL PARTNERS, INC.

TABLE OF CONTENTS

Independent Auditor's Report

Board of Directors
Fortune Capital Partners, Inc.
Sunnyvale, California

We have audited the accompanying statement of financial condition of Fortune Capital Partners, Inc. (A Development Stage Company) as of March 31 2007, and the related statements of income (loss), changes in stockholder's equity and cash flows for the period April 1, 2006 to March 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Capital Partners, Inc. (A Development Stage Company) at March, 31, 2007, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Sue Chow, CPA
May 25, 2007

FORTUNE CAPITAL PARTNERS, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Financial Condition
March 31, 2007

Assets		
Cash and cash equivalents	$	6,798
Total Assets		6,798
Liabilities and Stockholders' Equity		
Accounts payable	$	300
Total Liabilities		300
Stockholders' Equity:		
Common stock (6,000,000 shares of .001 par value authorized, issued and outstanding)	$	6,000
Additional paid-in capital		51,272
Deficit accumulated during the development stage		(50,774)
Total Stockholders' Equity		6,498
Total Liabilities and Stockholders' Equity	$	6,798

See independent auditor's report and accompanying notes.

FORTUNE CAPITAL PARTNERS, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Income (Loss)
For the Period April 1, 2006 to March 31, 2007

Revenues	$	54,600
Expenses		
Professional fees	$	38,400
Regulatory fees		995
Consulting fees		17,380
Other operating expenses		5,585
Total operating expenses		62,360
Income(loss) before income tax		(7,760)
Provision for income taxes		800
Net income(loss)	$	(8,560)

See independent auditor's report and accompanying notes.

FORTUNE CAPITAL PARTNERS, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Changes in Stockholder's Equity
For the Period April 1, 2006 to March 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity Total
Balance at April 1, 2006	$ 6,000	$ 51,272	$ (42,214)	$ 15,058
Net income (loss)			(8,560)	(8,560)
Balance at March 31, 2007	$ 6,000	$ 51,272	$ (50,774)	$ 6,498

See independent auditor's report and accompanying notes.

FORTUNE CAPITAL PARTNERS, INC.
(A DEVELOPMENT STAGE COMPANY)

Statement of Cash Flows
For the Period April 1, 2006 to March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(8,560)
Adjustments to reconcile net income(loss) to net cash provided (used) by operating activities:		
Changes in assets and liabilities		
Accounts payable		(800)
Taxes payable		(1,600)
Net cash provided (used) by operating activities	$	(10,960)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net increase (decrease) in cash and cash equivalents	$	(10,960)
Cash and cash equivalents at beginning of year		17,758
Cash and cash equivalents at end of year	$	6,798
Supplemental cash flow disclosures:		
Cash paid during the period for:		
Income taxes	$	800

See independent auditor's report and accompanying notes.

FORTUNE CAPITAL PARTNERS, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to the Financial Statements
March 31, 2007

(1) Organization

Fortune Capital Partners, Inc. (the Company), was organized as a Nevada corporation in December, 2002 and operates out of its office in Sunnyvale, California. The Company, which became a member of the National Association of Securities Dealers, Inc. (NASD) on May 2, 2005, engages in private placement advisory service on a fee basis.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" (SFAS 109"). Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At March 31, 2007, the Company's net capital was $6,498, which exceeded the requirement by $1,498.

(4) Income Taxes

The Company's total deferred tax assets as of March 31, 2007 are as follows:

Deferred tax asset	$ 7,326
Valuation allowance	(7,326)
Net deferred tax assets	$ 0

The deferred tax assets are primarily the result of net operating loss carryforwards. As of March 31, 2007, the Company had federal and California net operating loss carryforwards of $31,622 and $29,222, respectively, that may be used to offset future taxable income. The federal loss carryforwards are due to expire beginning in the year 2023. The California net operating loss carryforwards and are due to expire in 2013 through 2016. A valuation allowance of $7,326 has been established because it is more likely that deferred tax assets will not be realized.

The income tax provision (benefit) for the period April 1, 2006 to March 31, 2007 consists of the following:

Current:	
Federal	$ 0
California	800
Total	$ 800

(5) Development Stage Operations

The Company was formed in December, 2002 and began operations on January 3, 2003. Since inception, operations have been devoted primarily to obtaining regulatory approvals, capitalization, and other administrative functions. The Company was initially capitalized with cash from the issuance of the Company's common stock as follows:

Date	Number of Shares	Amount
1/3/03	6,000,000	$ 6,000

SUPPLEMENTAL INFORMATION

FORTUNE CAPITAL PARTNERS, INC.
(A Development Stage Company)

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2007

Net Capital		
Total stockholder's equity qualified for net capital	$	6,498
Less: nonallowable assets		0
Net capital	$	6,498
Net minimum capital requirement of 12.50% of aggregate indebtedness of $300 or $5,000, whichever is greater	$	5,000
Excess net Capital	$	1,498

Reconciliation With Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2007)

Net capital, as reported in Company's Part II of Form X-17A-5 as of March 31, 2007	$	6,498
Change in stockholder's equity		-
Net capital per above computation	$	6,498

FORTUNE CAPITAL PARTNERS, INC.
(A DEVELOPMENT STAGE COMPANY)

SCHEDULE II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

March 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k) (2) (i). All customer transactions are processed in accordance with Rule 15c3- 1 (a)(2).

Information for Possession or Control
Requirements under Rule 15c3-3

March 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k) (2) (i).

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Fortune Capital Partners, Inc.
Sunnyvale, California

In planning and performing our audit of the financial statements and supplemental schedules of Fortune Capital Partners, Inc. (A Development Stage Company), the Company, for the period ended March 31, 2007, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended March 31, 2007, and this report does not affect our report thereon dated May 25, 2007.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



May 25, 2007

END